UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Eliem Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28658R106

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 28658R106

1	NAME OF REPORTING PERSON. AI ETI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,009,400 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 5,009,400 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,400 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 25,358,226 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, which assumes no exercise of the underwriters’ option to purchase additional shares, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on August 11, 2021.

CUSIP No. 28658R106

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,009,400 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,009,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,400 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 25,358,226 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, which assumes no exercise of the underwriters’ option to purchase additional shares, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on August 11, 2021.

CUSIP No. 28658R106

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,009,400 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,009,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,400 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 25,358,226 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, which assumes no exercise of the underwriters’ option to purchase additional shares, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on August 11, 2021.

CUSIP No. 28658R106

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,009,400 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,009,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,400 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on an aggregate of 25,358,226 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, which assumes no exercise of the underwriters’ option to purchase additional shares, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on August 11, 2021.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by AI ETI LLC (“AI ETI”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the common stock, par value $0.0001 per share (the “Common Stock”), of Eliem Therapeutics, Inc. (the “Issuer”).

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 23515 NE Novelty Hill Road, Suite B221 #125, Redmond, WA 98053.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

AI ETI LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding company for a strategic investment	Delaware

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.3 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Considerations

In three closings in October 2019, October 2020 and March 2021, AI ETI acquired a cumulative total of 7,136,750 shares of Series A-1 redeemable convertible preferred stock of the Issuer, par value $0.0001 per share (the “Series A-1 preferred stock”), at a per share price of $3.90 in cash. In May 2021, AI ETI acquired 1,282,051 shares of Series B redeemable convertible preferred stock of the Issuer, par value $0.0001 per share (the “Series B preferred stock”), at a per share price of $7.80 in cash. AI ETI funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On July 29, 2021, the Issuer effected a 1-for-2 reverse stock split of its capital stock (the “Reverse Stock Split”). Following the Reverse Stock Split, AI ETI held 3,568,375 shares of Series A-1 preferred stock and 641,025 shares of Series B preferred stock.

Upon the completion of the Issuer’s initial public offering on August 12, 2021, each outstanding share of Series A-1 preferred stock and Series B preferred stock automatically converted into one share of Common Stock, and AI ETI received an aggregate of 4,209,400 shares of Common Stock.

On August 12, 2021, AI ETI purchased 800,000 shares of Common Stock in the Issuer’s initial public offering at the public offering price of $12.50 per share. AI ETI funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 4	Purpose of Transaction

The Reporting Persons who hold Common Stock directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Liam Ratcliffe, M.D., Ph.D., the Head of Biotechnology at Access Industries, Inc., which is an affiliate of AI ETI, currently serves on the Issuer’s board of directors. Subject to the terms of the Investors’ Rights Agreement (as defined below), the Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law. The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

5,009,400 shares of Common Stock are owned directly by AI ETI and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI ETI, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than AI ETI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Lock-up Agreement

In connection with the Issuer’s initial public offering, on May 10, 2021, AI ETI entered into a lock-up agreement (the “Lock-up Agreement”) with SVB Leerink LLC, Evercore Group L.L.C., Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities LLC. Pursuant to the Lock-up Agreement, AI ETI has agreed that it will not, directly or indirectly, among other things, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, request or demand that the Issuer file a registration statement related to the Common Stock or enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock for a period of 180 days following August 9, 2021, the date of the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC, without the prior written consent of SVB Leerink LLC and Evercore Group L.L.C., on behalf of the underwriters, subject to certain exceptions. SVB Leerink LLC and Evercore Group L.L.C., on behalf of the underwriters, may release all or any portion of the securities subject to the Lock-up Agreement at any time and without notice before the termination of the 180-day period.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to such, which is filed as an exhibit and incorporated herein by reference.

Investors’ Rights Agreement

On May 21, 2021, AI ETI entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), by and among the Issuer and certain of its stockholders. Pursuant to the terms of the Investors’ Rights Agreement, beginning 180 days after August 9, 2021, the effective date of the registration statement for the Issuer’s initial public offering, holders who are party to the Investors’ Rights Agreement and who collectively hold at least 75% of the Common Stock issued or issuable upon conversion of the Issuer’s Series A redeemable convertible preferred stock, par value $0.0001 per share, the Series A-1 preferred stock, the Series B preferred stock and any other securities of the Issuer acquired by such holders after February 4, 2019 (the “Registrable Securities”) have the right to require the Issuer to file a registration statement on Form S-1 to register at least 50% of the outstanding Registrable Securities, or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $15 million, subject to customary terms and conditions. At any time the Issuer is eligible to use a Form S-3 registration statement, holders who are party to the Investors’ Rights Agreement and who collectively hold at least 10% of the outstanding Registrable Securities have the right to require the Issuer to file a registration statement on Form S-3 to register at least 10% of the outstanding Registrable Securities having an anticipated aggregate offering price, net of selling expenses, of at least $5 million, subject to customary terms and conditions. Pursuant to the Investors’ Rights Agreement, AI ETI and its permitted transferees have customary piggyback registration rights, subject to customary terms and conditions.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such, which is filed as an exhibit and incorporated herein by reference.

Joint Filing Agreement

A Joint Filing Agreement, dated August 23, 2021, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Lock-up Agreement, dated as of May 10, 2021, by and among AI ETI LLC, SVB Leerink LLC, Evercore Group L.L.C., Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities LLC.

99.2	Amended and Restated Investors’ Rights Agreement, dated as of May 21, 2021, by and among Eliem Therapeutics, Inc. and the investors listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on July 16, 2021).

99.3	Joint Filing Agreement, dated as of August 23, 2021.

99.4	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2021

AI ETI LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

/s/ *
	Name:	Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
Attorney-in-Fact